Putnam Investments

100 Federal Street

Boston, MA 02110

August 27, 2021

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: DeCarlo McLaren

Re:	Comments on Post-Effective Amendment No. 76 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 77 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registration Statement on Form N-1A (File Nos. 033-17486 and 811-05346) (the “Registration Statement”) of Putnam Variable Trust (the “Registrant”), with respect to its series, Putnam VT Sustainable Leaders Fund and Putnam VT Sustainable Future Fund (each a “Fund” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2021 (the “485(a) Amendment”)

Dear Mr. McLaren:

On August 11, 2021, you provided comments to Venice Monagan of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Funds, and James Forbes and Vania Cornelio of Ropes & Gray LLP, counsel to the Funds, on behalf of the Staff of the Commission (the “Commission Staff”) regarding the 485(a) Amendment (the “Initial Comments”). Putnam Investments responded to the Initial Comments in a letter filed as correspondence on EDGAR on August 23, 2021 (the “Initial Response Letter”). On August 26, 2021, you provided additional comments telephonically to Mses. Monagan and Cornelio and Mr. Forbes on behalf of the Commission Staff regarding the 485(a) Amendment and the Initial Response Letter. This letter responds to those additional comments. For convenience, I have summarized the Commission Staff’s comments before the Funds’ responses. These responses, subject to further discussion with the Commission Staff regarding the Commission Staff’s comments, as appropriate, will be reflected in supplements to each Fund’s summary and statutory prospectuses filed pursuant to Rule 497(e) under the Securities Act to be filed with the Commission on or around August 31, 2021 (the “Supplements”). References to specific text in the Commission Staff’s comments and the Funds’ responses are to the corresponding text of the 485(a) Amendment, as indicated.

Prospectus

Fund summary – Investments, risks, and performance – Investments

1.	Comment: In the Initial Response Letter, the Registrant noted that it did not expect the changes to the description of either Fund’s principal investment strategies reflected in the 485(a) Amendment to result in any material changes to the Funds’ portfolios. The Commission Staff notes that the Registrant revised the description of each Fund’s principal
1

investment strategies by filing a post-effective amendment to the Registration Statement pursuant to Rule 485(a) under the Securities Act. Given that the Registrant does not expect material changes to either Fund’s portfolio, please explain why the changes to the description of the Funds’ principal investment strategies were made or are meaningful.

Response: The Registrant notes that the changes to the description of each Fund’s principal investment strategies were made to align it with the description of the principal investment strategies of an exchange-traded fund managed by Putnam Management using substantially similar strategies as those of the Fund (each, a “Related ETF”). Specifically, the revised description for each Fund incorporates disclosure that was implemented for the Related ETF in response to comments from the Commission Staff in connection with the filing of the Related ETF’s initial registration statement, including the adoption of a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of the Fund’s net assets in securities that meet Putnam Management’s sustainability criteria (each, an “80% Policy”). Although the Registrant does not expect the changes to the description of either Fund’s principal investment strategies to result in material changes to the Funds’ portfolios, the Registrant implemented these changes by filing a post-effective amendment to the Registration Statement pursuant to Rule 485(a) under the Securities Act out of an abundance of caution and to provide the Commission Staff with an opportunity to review, particularly in light of the adoption of the 80% Policy for each Fund.

2.	Comment: For Putnam VT Sustainable Leaders Fund, the first sentence of the first paragraph under the heading “Investments” states that the Fund invests “mainly in common stocks of U.S. companies of any size, with a focus on companies that we believe exhibit a commitment to financially material sustainable business practices.” The Commission Staff reiterates its request articulated in the Initial Comments for disclosure clarifying the meaning of the phrase “financially material sustainable business practices” in light of the plain English requirements of Rule 421 under the Securities Act, as well as disclosure of any quantifiable measurement associated with this standard.

Response: The Registrant refers to its response to the related comment in the Initial Response Letter regarding the description of Putnam Management’s approach to evaluating a company’s commitment to “financially material sustainable business practices” appearing under the heading “Investments.” The Registrant intends to incorporate additional detail regarding the meaning of the phrase “financially material sustainable business practices,” and the quantifiable measurements used by Putnam Management in evaluating those practices for potential investments, by revising the first paragraph under the heading Investments in the Supplements as follows (new language denoted by underline and deleted language denoted by ~~strike-through~~):

We invest mainly in common stocks of U.S. companies of any size, with a focus on companies that we believe exhibit a commitment to financially material sustainable business practices. In evaluating investments for the fund, we view “financially material sustainable business practices” as business practices that we believe are reasonably likely to impact the financial condition or operating performance of a company and that relate to environmental, social, or corporate governance issues. We identify relevant environmental, social, or corporate governance issues on a sector-specific basis using an internally developed materiality map, which is informed by the sustainability issues identified by the Sustainability Accounting Standards Board as material to companies within a particular industry. As part of this analysis, we may utilize metrics and information such as emissions data, carbon intensity, sources of energy used for operations, water use and re-use, water generation and diversion from landfill, employee safety and diversity data, supplier audits, product safety, board composition, and incentive compensation structures.

2

Stocks of companies that exhibit a commitment to financially material sustainable business practices are typically, but not always, considered to be growth stocks. Growth stocks are stocks of companies whose revenues, earnings, or cash flows are expected to grow faster than those of similar firms, and whose business growth and other characteristics may lead to an increase in stock price. We may consider, among other factors, a company’s sustainable business practices (as described ~~below~~ above), valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. We may also invest in non-U.S. companies.

The Registrant believes that the description of the phrase “financially material sustainable business practices,” as revised, is appropriate and consistent with the plain English requirements of Rule 421 under the Securities Act.

3.	Comment: In the Initial Response Letter, the Registrant noted that it viewed the term “sustainable” as used in each Fund’s name as suggesting an investment strategy rather than a type of security and, therefore, believed that the Funds are not required to adopt a policy pursuant to Rule 35d-1 under the 1940 Act respect to the term “sustainable.” The Commission Staff believes that the term “sustainable” implicates Rule 35d-1 and reissues its request from the Initial Comments that, if the 80% Policy is non-fundamental, disclosure be added to indicate that the 80% Policy may be changed only upon 60 days’ prior written notice to shareholders.

Response: The Registrant respectfully disagrees with the Staff’s position and, as stated in the Initial Response Letter, continues to believe that the term “sustainable” as used in each Fund’s name suggests an investment strategy rather than a type of security and, therefore, that the Funds are not required to adopt a Rule 35d-1 policy with respect to the term “sustainable.”  That belief notwithstanding, the Registrant intends to comply with Rule 35d-1 with respect to the 80% Policy and will add the following disclosure in the Supplements after the recitation of the 80% Policy:

This policy may be changed only after 60 days’ notice to shareholders.

4.	Comment: The Commission Staff reissues the comment made in the Initial Comments requesting more specific disclosure as to the “sustainability criteria” used in applying the 80% Policy consistent with the plain English requirements of Rule 421 under the Securities Act.

Response: For each Fund, the Registrant intends to incorporate additional detail regarding the meaning of the phrase “sustainability criteria” in the Supplements by adding the following disclosure after the reference to “sustainability criteria” in the recitation of the 80% Policy that appears in the second paragraph under the heading “Investments”:

For Putnam VT Sustainable Future Fund:

These criteria are based on a proprietary sustainability solutions map that links to the United Nations Sustainable Development Goals (SDGs).

For Putnam VT Sustainable Leaders Fund:

These criteria are based on a proprietary materiality map that is informed by the sustainability issues identified as material by the Sustainability Accounting Standards Board.

3

5.	Comment: The Commission Staff notes that the current description of Putnam VT Sustainable Future Fund’s principal investment strategies under the heading “Investments” includes a statement that “While the fund’s focus on Impact Companies is expected to remain consistent, as sustainability data and analysis of that data improves, it is likely that the specific metrics and measurements that we use to evaluate environmental, social and economic development impacts will continue to evolve over time.” The Commission Staff similiarly notes that the current description of Putnam VT Sustainable Leaders Fund’s principal investment strategies under the heading “Investments” includes a statement that “While the fund’s focus on companies that exhibit a commitment to sustainable business practices is expected to remain consistent, it is likely that sustainable business practices, as well as the specific metrics and measurements that we use to evaluate them, will continue to evolve over time.” The Commission Staff requests that the Registrant remove these statements, as they may suggest that each Fund has flexibility to change its principal investment strategies at will.

Response: The Registrant intends to remove the referenced disclosure from the Supplements, as well as similar disclosure that currently appears in the section “What are the fund’s main investment strategies and related risks?”

6.	Comment: The Commission Staff notes that, in describing Putnam Management’s due diligence practices with respect to the Funds in the Initial Response Letter, the Registrant noted that, while Putnam Management may consider independent third-party data as part of its analytical processes, it performs its own independent analysis of issuers and does not rely on third-party screens. Please disclosure any related principal risks associated with each Fund’s use of third-party data, particularly if the Fund relies on ESG scoring or ratings from third parties and not just the underlying third-party data. Also, if the Funds use third-party ESG scoring or ratings, consider adding disclosure that explains that the criteria used by third-party scoring or ratings providers can vary significantly.

Response: The Registrant notes that, as stated in the Initial Response Letter, while Putnam Management may consider independent third-party data as part of its analytical processes, it performs its own independent analysis of issuers and does not rely on third-party screens. The Registrant also notes that the description of each Fund’s principal risks under the heading “Risks” includes the statement that “In evaluating an investment opportunity, we may make investment decisions based on information and data that is incomplete or inaccurate.” The Registrant further intends to add the following disclosure about the principal risks associated with the Funds’ use of third-party ESG data in the Supplements under the heading “Risks”:

Sustainability and ESG factors are not uniformly defined and applying such factors involves subjective assessments. Sustainability and ESG scorings and assessments of issuers can vary across third-party data providers and may change over time.

The Registrant believes that these disclosures appropriately describe the principal risks associated with the Funds’ use of third-party ESG data.

* * * *

4

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Senior Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP

James M. Forbes, Esq., Ropes & Gray LLP

5